Exhibit 99.1

GigaCloud Technology Inc Announces It Ceases to Qualify as a Foreign Private Issuer

Walnut, California, July 3, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced that, in accordance with the definition of “foreign private issuer” in Rule 405 under the United States Securities Act of 1933, as amended (the “Securities Act”), and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) which require a foreign company to determine its status as a foreign private issuer on an annual basis, as of the end of its second fiscal quarter, the Company has determined that it has ceased to qualify as a “foreign private issuer” as of June 30, 2023, being the last business day of its most recently completed second fiscal quarter. Once an issuer fails to qualify for foreign private issuer status it will remain unqualified unless it meets the requirements for foreign private issuer status as of the last business day of its second fiscal quarter. Accordingly, the Company will not be able to use the forms and rules designated for foreign private issuers after December 31, 2023, being the final day of the Company’s current fiscal year.

Starting on January 1, 2024, the Company will be subject to the same reporting and disclosure requirements applicable to domestic U.S. companies, and the Company will be required to file periodic reports and financial statements prepared in accordance with United States generally accepted accounting principles with the SEC on Form 10-K and Form 10-Q, as applicable, as well as filing current reports on Form 8-K.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward- looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Investor Relations

Email: investor.relations@gigacloudtech.com

ICR

Ryan Gardella

Email: GigacloudIR@icrinc.com

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